Corporate Address Fannin South Professional Building, Suite 140 7707 Fannin Street Houston, Texas 77054 t: 832.968.4888

September 3, 2020

Ms. Mary Beth Breslin Mr. Alan Campbell Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, NE Washington, DC 20549

Re: Kiromic BioPharma, Inc.

Amendment No. 4 to the Registration Statement on the Form S-1

File August 24, 2020

File No. 333-238153

Dear Ms. Breslin and Mr. Campbell:

This letter sets forth the responses of Kiromic BioPharma, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2020 (“Comment Letter”) concerning the Company’s Amendment No. 4 to the Registration Statement on Form S-1. In conjunction with this letter, the Company is submitting Amendment No. 5 to the Registration Statement on the Form S-1 to the Commission. For convenient reference, we have set forth below the Staff’s comment set forth in the Comment Letter and have set forth our response to the comment and the heading used in the Comment Letter.

Amendment No. 4 to Registration Statement on Form S-1 filed August 24, 2020

Use of Proceeds, page 73

1.	We note your new disclosure that upon completion of clinical trials, you believe your product candidates will be eligible for a priority review and subsequent BLA filing. Given your product candidates' stage of development, it appears to be premature to anticipate these milestones. Please revise Use of Proceeds to remove this disclosure.

Response: We revised the disclosure on page 73 of Amendment No. 5 to the Registration Statement on the Form S-1 and have deleted the sentence expressing the Company’s belief that product candidates will be eligible for a priority review and subsequent BLA filing.

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Thank you for your time and consideration.

Sincerely,

/s/ Maurizio Chiriva-Internati
Dr. Maurizio Chiriva-Internati
President and CEO
Kiromic BioPharma, Inc

cc: Jeffrey J. Fessler, Sheppard Mullin, Richter & Hampton LLP
Justin Anslow, Sheppard Mullin, Richter & Hampton LLP